Filed by NYSE Euronext, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Companies: NYSE Group, Inc. (Commission File No. 001-32829) Euronext N.V.

February 2, 2007

Press Release

2 February 2007

Euronext and NYSE Group Welcome Dutch Ministry of Finance Declaration

Paris and New York, 2 Feb. 2007 -- Euronext N.V. (Euronext) and NYSE Group, Inc. (NYSE: NYX) today received formal approval from Gerrit Zalm, the Minister of Finance of the Netherlands, for their proposed business combination. This formal approval takes the form of declarations of no-objection and an exchange license and follows the declaration from the Minister in December that he was “minded to grant the requested declarations” subject to certain conditions that the parties have been able to satisfy.

Euronext and NYSE Group are delighted to have received the approval, which marks a significant step forward in the process towards creating the first global exchange group.

This authorization is a pre-requisite to the opening of the offer of NYSE Euronext, Inc. to Euronext shareholders and follows:

–	The agreement of the Chairmen’s Committee of Euronext regulators (5 December 2006),
–	The visa of the Autorité des Marchés Financiers (AMF) on the offer document for Euronext N.V.’s shares (18 January 2007),
–	The signing of a Memorandum of Understanding between the U.S. Securities and Exchange Commission (SEC) and the College of Euronext regulators (25 January 2007) .

***

Press contacts:

Euronext N.V. Antoinette Darpy, +33 1 49 27 53 75 NYSE Group Rich Adamonis, + 1 212 656 2140

About NYSE Group, Inc.
NYSE Group, Inc. (NYSE:NYX) operates two securities exchanges: the New York Stock Exchange (the “NYSE”) and NYSE Arca, Inc. (formerly known as the Archipelago Exchange, or ArcaEx®, and the Pacific Exchange). NYSE Group is a leading provider of securities listing, trading and market data products and services. In the third quarter of 2006, on an average trading day, 2.2 billion shares, valued at $80.1 billion, were traded on the exchanges of the NYSE Group.
The NYSE is the world’s largest and most liquid cash equities exchange. The NYSE provides a reliable, orderly, liquid and efficient marketplace where investors buy and sell listed companies’ common stock and other securities. On September 30, 2006, the operating companies listed on the NYSE represented a total global market capitalization of $23.0 trillion.
NYSE Arca operates NYSE Arca, Inc., the first open, all-electronic stock exchange in the United States, and has a leading position in trading exchange-traded funds and exchange-listed securities. NYSE Arca, Inc. is also an exchange for trading equity options. NYSE Arca’s trading platforms provide customers with fast electronic execution and open, direct and anonymous market access.
NYSE Regulation, an independent not-for-profit subsidiary, regulates member organizations through the enforcement of marketplace rules and federal securities laws. NYSE Regulation also ensures that companies listed on the NYSE and NYSE Arca meet their financial and corporate governance listing standards. For more information on NYSE Group, go to www.nyse.com.

About Euronext N.V.
Since its creation in 2000, Euronext has been working towards the consolidation of financial markets by integrating local markets across Europe to provide users with a single market that is broad, highly liquid and extremely cost effective.
After the initial three-way merger of the local exchanges of Amsterdam, Brussels and Paris, Euronext acquired the London-based derivatives market LIFFE and merged with the Portuguese exchange in 2002. The implementation of Euronext’s horizontal market model, designed to generate synergies by incorporating the individual strengths and assets of each local market, has proved that the most successful way to merge European exchanges is to apply global vision at a local level. This unique business model has been implemented on all of Euronext’s markets, and covers technological integration, the reorganisation of activities into cross-border, streamlined strategic business units (SBUs) and the harmonisation of market rules and the regulatory framework. Euronext’s IT integration was completed in 2004, when a four-year migration plan resulted in harmonised IT platforms for cash trading (NSC), derivatives (LIFFE CONNECT®) and clearing. As a result, every market participant now has a single point of access to trading. Another step forward in the rationalisation of Euronext’s IT structure was made in 2005 with the creation of Atos Euronext Market Solutions (AEMS), an IT services-related vehicle between Euronext and Atos Origin that is a leading global provider of technology services to the capital markets.

Cautionary Note Regarding Forward-Looking Statements
Information set forth in this document contains forward-looking statements, which involve a number of risks and uncertainties. NYSE Group, Inc. (“NYSE Group”), Euronext N.V. (“Euronext”) and NYSE Euronext, Inc. (“NYSE Euronext”) caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving NYSE Group and Euronext, including estimated revenue and cost synergies, NYSE Euronext’s plans, objectives, expectations and intentions and other statements that are not historical facts. Additional risks and factors are identified in NYSE Group’s and NYSE Euronext’s filings with the U.S. Securities Exchange Commission (the “SEC”), including NYSE Group’s Report on Form 10-K for the fiscal year ending December 31, 2005 which are available on NYSE Group’s website at <http://www.nyse.com/> and the SEC’s website at SEC's Web site at www.sec.gov <http://www.sec.gov/>. and in Euronext’s filings with the Autoriteit Financiële Markten (Authority for the Financial Markets) in The Netherlands, including its annual report and registration document for 2005, which is available on Euronext’s website at <http://www.euronext.com>. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information About a Pending Transaction
In connection with the proposed business combination transaction between NYSE Group and Euronext, a newly formed holding company, NYSE Euronext, has filed with the SEC a prospectus that also constitutes a definitive shareholder circular of Euronext (the "Euronext shareholder circular/prospectus"). An earlier version of the Euronext shareholder circular/prospectus is also included in the Registration Statement on Form S-4 (File No. 333-137506), as amended (the "S-4") filed with the SEC by NYSE Euronext that also contains additional information and includes the proposed form of an exchange offer prospectus for the exchange offer to be made by NYSE Euronext to Euronext shareholders.

EURONEXT SHAREHOLDERS ARE URGED TO READ THE EURONEXT SHAREHOLDER CIRCULAR/PROSPECTUS BECAUSE THAT DOCUMENT CONTAINS IMPORTANT INFORMATION REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION.

You may obtain a free copy of the S-4 and the Euronext shareholder circular prospectus (and will be able to obtain the final version of the exchange offer prospectus, if and when it becomes available), and other related documents filed by NYSE Group and NYSE Euronext with the SEC at the SEC's Web site at www.sec.gov. The Euronext shareholder circular/prospectus may also be obtained for free by accessing Euronext's Web site at http//www.euronext.com.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

NYSE Euronext has also filed a registration statement (“document de base”) with the Autorité des Marchés Financiers (AMF) in France, registered on 30 November, 2006 under the number I.06-184, for the purpose of the listing of its shares on Eurolist by Euronext. NYSE Euronext’s registration statement is available on the websites of the AMF (www.amf-france.org) and Euronext (www.euronext.com) and may be obtained free of charge from Euronext.

NYSE Euronext filed a tender offer for Euronext shares, the opening of which is subject to certain regulatory approvals being obtained. NYSE Euronext’s information document ("note d'information") and Euronext’s response document ("note en réponse") which were filed with the AMF in France in connection therewith. On January 18, 2007, the AMF cleared the tender offer and issued the visa no. 07-018 on NYSE Euronext document and the visa no 07-019 on Euronext document. Both documents are available on the website of the AMF (www.amf-france.org). The NYSE Euronext tender offer document may be obtained free of charge from the presenting banks, namely Citigroup Global Markets Limited, Société Générale and JPMorgan. The Euronext response document is available on the website of Euronext (www.euronext.com) and may be obtained free of charge from Euronext.

Prior to the opening of the tender offer, NYSE Euronext will file an update to the information relating to NYSE Euronext and NYSE Group contained in the NYSE Euronext registration statement and Euronext will file an update to the information contained in the NYSE Euronext registration statement, as required by the General Regulations of the AMF.